SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 7)
Under the Securities Exchange Act of 1934*

Vermillion, Inc.

(Name of Issuer)
Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)
92407M206
 (CUSIP Number)
Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey S. Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
 (212) 728-8000

August 25, 2017

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 92407M206	Page 2 of 12 pages

1	NAMES OF REPORTING PERSONS Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 10,288,587*
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 10,288,587*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,288,587*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.03%**
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  Includes 463,298 shares of common stock which may be acquired upon exercise of the Warrants (as defined in Item 3).

**  Calculated based on a total of 60,424,198 shares of common stock outstanding, which is comprised of (i) 59,960,900 shares of common stock outstanding as of August 31, 2017, plus (ii) 463,298 shares of common stock issuable upon the exercise of the Warrants.

SCHEDULE 13D/A
CUSIP No. 92407M206	Page 3 of 12 pages

1	NAMES OF REPORTING PERSONS Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 10,288,587*
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 10,288,587*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,288,587*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.03%**
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  Includes 463,298 shares of common stock which may be acquired upon exercise of the Warrants.

**  Calculated based on a total of 60,424,198 shares of common stock outstanding, which is comprised of (i) 59,960,900 shares of common stock outstanding as of August 31, 2017, plus (ii) 463,298 shares of common stock issuable upon the exercise of the Warrants.

SCHEDULE 13D/A
CUSIP No. 92407M206	Page 4 of 12 pages

1	NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 6,137,052*
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 6,137,052*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,137,052*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.16%**
14	TYPE OF REPORTING PERSON (See Instructions) PN
*Includes 463,298 shares of common stock which may be acquired upon exercise of the Warrants.

**  Calculated based on a total of 60,424,198 shares of common stock outstanding, which is comprised of (i) 59,960,900 shares of common stock outstanding as of August 31, 2017, plus (ii) 463,298 shares of common stock issuable upon the exercise of the Warrants.

SCHEDULE 13D/A
CUSIP No. 92407M206	Page 5 of 12 pages

1	NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 2,595,980
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 2,595,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,980
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.33%*
14	TYPE OF REPORTING PERSON (See Instructions) CO
*  Calculated based on a total of 59,960,900 shares of common stock outstanding as of August 31, 2017.

SCHEDULE 13D/A
CUSIP No. 92407M206	Page 6 of 12 pages

1	NAMES OF REPORTING PERSONS Oracle Ten Fund Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 2,595,980
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 2,595,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,980
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.33%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  Calculated based on a total of 59,960,900 shares of common stock outstanding as of August 31, 2017.

SCHEDULE 13D/A
CUSIP No. 92407M206	Page 7 of 12 pages

1	NAMES OF REPORTING PERSONS Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 1,555,555
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 1,555,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,555,555
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.59%*
14	TYPE OF REPORTING PERSON (See Instructions) PN
*  Calculated based on a total of 59,960,900 shares of common stock outstanding as of August 31, 2017.

Pursuant to Rule 13d-2 under the Act, this Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on May 23, 2013, as previously amended by Amendment No. 1, filed on June 13, 2013, Amendment No. 2, filed on December 23, 2013, Amendment No. 3, filed on December 24, 2014, Amendment No. 4, filed on April 24, 2015, Amendment No. 5, filed on July 17, 2015 and Amendment No. 6, filed on February 17, 2017 (as amended, the “Schedule 13D”), and is being filed on behalf of Oracle Partners, L.P., a Delaware limited partnership (“Oracle Partners”), Oracle Ten Fund Master, LP, a Cayman Islands exempted company (“Oracle Ten Fund”), Oracle Institutional Partners, L.P., a Delaware limited partnership (“Oracle Institutional Partners”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners (“Oracle Associates”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to Oracle Ten Fund (“Investment Manager”) and Larry N. Feinberg, the managing member of Oracle Associates and the sole shareholder, director and president of the Investment Manager (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).  This Amendment relates to the common stock, par value $0.001 per share (“Common Stock”), of Vermillion, Inc., a Delaware corporation (the “Company”).

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3.   Source and Amount of Funds.

Item 3 is hereby amended by inserting the following at the end thereof:

As previously disclosed, on February 13, 2017, Oracle Partners entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Company pursuant to which Oracle Partners purchased 617,731 additional shares of Common Stock for an aggregate purchase price of $864,823.40 in a private offering at a purchase price of $1.40 per share.  In addition, pursuant to the Purchase Agreement, Oracle Partners aquired warrants to acquire up to an aggregate of 463,298 shares of Common Stock for a price of $0.125 per warrant for an aggregate purchase price of $57,912.25 (the “Warrants”). The Warrants have an exercise price of  $1.80 per Warrant, became exercisable on August 17, 2017 and expire on February 17, 2022. All of the funds required to acquire these additional shares of Common Stock and the Warrants were furnished from the working capital of Oracle Partners.

On August 25, 2017, Oracle Institutional Partners entered into a letter agreement (the “Letter Agreement”) with the Company, pursuant to which the exercise price of the OIP Warrant (as defined in Amendment No. 6) was reduced to $1.00 per share if such OIP Warrant was exercised on or before August 31, 2017. Pursuant to the Letter Agreement, on August 31, 2017, Oracle Institutional Partners exercised the OIP Warrant to acquire 583,333 shares of Common Stock at $1.00 per share for an aggregate of $583,333. All of the funds required to exercise the OIP Warrant were furnished from the working capital of Oracle Institutional Partners.

Item 4.   Interest in Securities of the Issuer.

The following is hereby inserted at the end of Item 4:

The response set forth in Item 3 of this Amendment No. 7 is incorporated herein by reference.

The description and summary of the Securities Purchase Agreement, Warrants and the Letter Agreement set forth above in Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement, Form of Warrant and Letter Agreement which are included as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, to this Amendment No. 7 and are incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)       As of August 31, 2017, Oracle Partners may be deemed to beneficially own (a) 5,673,754 shares of Common Stock, and (b) 463,298 shares of Common Stock issuable on the exercise of the Warrants, representing 10.16% of the outstanding shares of Common Stock (based on (i) 59,960,900 shares of Common Stock outstanding, plus (ii) the 463,298 shares of Common Stock issuable upon the exercise of the Warrants).
As of August 31, 2017, Oracle Institutional Partners may be deemed to beneficially own 1,555,555 shares of Common Stock, representing 2.59% of the outstanding shares of Common Stock (based on 59,960,900 shares of Common Stock outstanding).

As of August 31, 2017, Oracle Ten Fund and Investment Manager, due to its relationship with Oracle Ten Fund, may be deemed to beneficially own 2,595,980 shares of Common Stock, representing 4.33% of the outstanding shares of Common Stock (based on 59,960,900 shares of Common Stock outstanding).

As of August 31, 2017, Oracle Associates, due to its relationship with Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners, and Mr. Feinberg, due to his respective relationships with the other Reporting Persons, may be deemed to beneficially own 10,288,587 shares of Common Stock, representing 17.03% of the outstanding shares of Common Stock (based on (i) 59,960,900 shares of Common Stock outstanding, plus (ii) the 463,298 shares of Common Stock issuable upon the exercise of the Warrants).

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(b) Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock it may be deemed to beneficially own as described in Item 5(a) above.

(c) Except for the transactions described in Item 3 of this Amendment No. 7 above, the Reporting Persons have not effected any transactions in the Common Stock in the last sixty days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following is hereby inserted at the end of Item 6:

The response set forth in Item 4 of this Amendment No. 7 is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1: Securities Purchase Agreement, dated February 13, 2017, by and among the Company and the Investors (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on February 17, 2017)

Exhibit 2: Form of Warrant (incorporated by reference to Exhibit A to the Securities Purchase Agreement filed as Exhibit 1 to this Schedule 13D/A).

Exhibit 3: Form of Letter Agreement, by and between the Company and certain warrant holders (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on August 28, 2017)

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2017	ORACLE PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: August 31, 2017	ORACLE TEN FUND MASTER, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: August 31, 2017	ORACLE INSTITUTIONAL PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: August 31, 2017	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: August 31, 2017	ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: President and Director

Dated: August 31, 2017	LARRY N. FEINBERG By: /s/ Larry N. Feinberg